NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 31, 2014, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 17, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between URS Corporation and AECOM Technology Corporation became effective before the opening on October 17, 2014. For each share of Common Stock of URS Corporation, shareholders had the right to receive either: (1) an amount in cash equal to the per share cash amount, which is the amount obtained by adding (i) $33.00 and (ii) the product of 0.734 times the average five-day AECOM closing price (Cash Election); OR (2) such number of shares of AECOM common stock equal to the exchange ratio, which is the quotient, rounded to the nearest one ten thousandth, obtained by dividing the per share cash amount by the average five-day AECOM closing price (Stock Election). If an election was not made or the election was not received by the deadline or the forms were improperly completed, shareholders may be paid in cash or a combination of cash and shares of ACEOM Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 17, 2014.